# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SkyWater Technology, Inc, CIK 0001819974
CUSIP: 83089J108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2401 East 86th Street, Bloomington, Minnesota (MN), 55425
Date of event which requires filing of this statement: 03/31/2025
Amends the filing with accession number 0001123292-22-000023
Filed by CIK 0001857392

## Reporting persons
- CMI Oxbow Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,160,832; sole dispositive power 0; shared dispositive power 11,160,832; aggregate amount beneficially owned 11,160,832 (23.3% of the class)
  Comment: The percentage reflected in Row 11 was calculated based on 47,995,078 shares of common stock outstanding as of March 12, 2025, as reported by the issuer in its annual report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 14, 2025.
- Oxbow Industries, LLC: type of reporting person: other (OO); citizenship or place of organization: Minnesota (MN); sole voting power 0; shared voting power 11,160,832; sole dispositive power 0; shared dispositive power 11,160,832; aggregate amount beneficially owned 11,160,832 (23.3% of the class)
  Comment: The percentage reflected in Row 11 was calculated based on 47,995,078 shares of common stock outstanding as of March 12, 2025, as reported by the issuer in its annual report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 14, 2025.
- Unterseher Loren A: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 5,164,213; shared voting power 11,225,437; sole dispositive power 5,164,213; shared dispositive power 11,225,437; aggregate amount beneficially owned 16,377,365 (34.1% of the class)
  Comment: The percentage reflected in Row 11 was calculated based on 47,995,078 shares of common stock outstanding as of March 12, 2025, as reported by the issuer in its annual report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 14, 2025.
  
  The amounts reflected in Rows 5 and 7 exclude 12,285 shares of common stock underlying restricted stock units scheduled to vest on the date immediately preceding the next annual meeting of the issuer's stockholders.

## Item 1. Issuer
Name of issuer: SkyWater Technology, Inc
Address of issuer's principal executive offices: 2401 East 86th Street, Bloomington, Minnesota 55425

## Item 2. Person Filing
Name of person filing:
CMI Oxbow Partners, LLC
Oxbow Industries, LLC
Loren A. Unterseher
Address of principal business office or, if none, residence:
c/o Oxbow Industries, LLC
4450 Excelsior Boulevard, Suite 440
Minneapolis, MN 55416
Citizenship:
CMI Oxbow Partners, LLC - Delaware limited liability company
Oxbow Industries, LLC - Minnesota limited liability company
Loren A. Unterseher - Citizen of the United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
16,377,365 shares

Loren A. Unterseher is President of CMI Oxbow Partners, LLC ("CMI") and Managing Partner of Oxbow Industries, LLC ("Oxbow"), which is the majority member of CMI. As a result, Mr. Unterseher and Oxbow may be deemed to be the beneficial owners of, and to have a pecuniary interest in, shares of common stock held by CMI. Each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.
Percent of class: 34.1
Sole power to vote or to direct the vote: 5,164,213
Shared power to vote or to direct the vote: 11,225,437
Sole power to dispose or to direct the disposition: 5,164,213
Shared power to dispose or to direct the disposition: 11,225,437

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
JOINT FILING AGREEMENT

## Signatures
- CMI Oxbow Partners, LLC: /s/Loren A. Unterseher, Loren A. Unterseher/President (05/13/2025)
- Oxbow Industries, LLC: /s/Loren A. Unterseher, Loren A. Unterseher/President (05/13/2025)
- Unterseher Loren A: /s/Loren A. Unterseher, Loren A. Unterseher/President (05/13/2025)